Exhibit 99.1

September 6, 2016

Discontinuance of two lawsuits filed by the
Halalt First Nation against Catalyst Paper

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) is pleased to announce that the Halalt First Nation has discontinued two lawsuits previously commenced against Catalyst. The commencement of the two lawsuits was previously announced and described in the company's news release of January 25, 2016.

"We are pleased Halalt has chosen to discontinue its participation in the litigation against Catalyst," said Joe Nemeth, President & Chief Executive Officer. "Catalyst is focused on improving its long-term relationship with the Halalt First Nation and working collaboratively to safeguard the environment along with developing mutually beneficial economic opportunities."

The first claim was filed by Halalt against Catalyst alleging that Catalyst has illegally trespassed on, and caused damages to, Halalt's asserted territories and fisheries resources through the operation of Catalyst's Crofton Mill since 1957. The Notice of Discontinuance filed by Halalt in this lawsuit brings this piece of litigation to an end.

The second claim was filed jointly by Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleging Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The Notice of Discontinuance filed by Halalt in this lawsuit removes Halalt as a plaintiff. Sunvault Energy Inc. and Aboriginal Power Corp. remain as plaintiffs in the lawsuit. Catalyst denies the remaining allegations contained in this claim and intends to continue to vigorously defend itself.

The discontinuances filed by Halalt in these two lawsuits do not preclude Halalt from re-instituting litigation against Catalyst in the future for the claims made in the actions described in this release, but Catalyst is hopeful such issues will be permanently resolved through working with the Halalt.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated one side (C1S), coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013